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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2006
                        Commission File Number: 000-12713

                                 NEC CORPORATION
                                 ---------------
                 (Translation of registrant's name into English)

                   7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
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                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F |X|           Form 40-F |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes  |_|            No  |X|

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                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

99.1 Press Release Dated October 24, 2006: NEC to Adopt Japanese Accounting Principles for Consolidated Financial Statements




                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     NEC CORPORATION
                                                       (Registrant)


                                             By      /s/ Fujio Okada
                                                -------------------------------
                                                Fujio Okada
                                                Associate Senior Vice President

Date: October 24, 2006

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                                  EXHIBIT INDEX


  Exhibit Number                     Description of Exhibit

99.1 Press Release Dated October 24, 2006: NEC to Adopt Japanese Accounting Principles for Consolidated Financial Statements





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